UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  June 2006

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------


                                 EXHIBIT INDEX


Reporting Changes in 2006 - 16 June 2006


--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: June 16, 2006                                By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                          BARCLAYS BANK PLC
                                                            (Registrant)


Date: June 16, 2006                                By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

                                                                  16th June 2006

                                  BARCLAYS PLC

                        GROUP REPORTING CHANGES IN 2006


Barclays PLC today announces the impact of certain changes in Group structure and reporting on 2005 and 2004 results, as advised in the conference call for the Trading Update on 25th May 2006. Barclays has realigned a number of reportable business segments based on the reorganisation of certain portfolios to better reflect the type of client served, the nature of the products offered and the associated risks and rewards. The Group's policy for the internal cost of funding and the segmental disclosure of risk weighted assets was also revised with effect from 1st January 2006. The restatements have no impact on the Group Income Statement or Balance Sheet. The 2005 and 2004 results for all the businesses are restated on pages 4 to 37 to show the effects of all of these changes.

Group structure changes - effective 1st January 2006

UK Retail Banking comprises Personal Customers, Local Business (formerly Small Business), UK Premier and Home Finance (formerly Mortgages). A number of smaller business clients previously within UK Business Banking are now managed and reported within UK Retail Banking.

UK Business Banking comprises Larger Business and Medium Business including Asset and Sales Finance. A number of financial institution, large corporate and property clients previously within UK Business Banking are now managed by and reported in Barclays Capital. A number of smaller business clients previously within UK Business Banking are now managed and reported within UK Retail Banking. Certain portfolios have been reclassified as businesses in transition and are now managed and reported in Head office functions and other operations.

Barclays Capital has added a number of financial institutions, large corporates and property companies previously managed within UK Business Banking and International Retail and Commercial Banking - Absa.

International Retail and Commercial Banking - Absa. The majority of Absa Corporate and Merchant Banking has been relaunched as Absa Capital and is being managed and reported in Barclays Capital.

Head office functions and other operations. Certain lending portfolios previously managed within UK Business Banking have been reclassified as businesses in transition. These businesses are now centrally managed with the objective of maximising the recovery from these assets.

The structure remains unchanged for: Barclays Global Investors; Wealth Management; Wealth Management - closed life assurance activities; Barclaycard and; International Retail and Commercial Banking excluding Absa.

Changes to internal cost of funding - effective 1st January 2006

All transactions between the businesses are conducted on an arm's length basis. Internal charges and transfer pricing adjustments are reflected in the performance of each business. Head office functions and other operations contains a centralised Treasury function which manages the Group's capital base, generating a net interest income. Previously the net interest income was allocated to the businesses based on the level of economic capital held by each business as a proportion of that held by the Group, which ensured a nil net interest income result in Treasury. The allocation is now determined by applying Treasury's effective rate of return on capital to the average economic capital held by each business. In 2005 this had the effect of retaining a greater proportion of Treasury income within Head office functions and other operations, reflecting the capital and goodwill balances held centrally. This approach has been applied to all businesses. There is no change to the Group's net interest income as previously reported.

Changes to risk weighted assets by business - effective 1st January 2006

Under the Group's securitisation programme, certain portfolios of loans and advances to customers and other assets subject to securitisation or similar risk transfer are adjusted in calculating the Group's risk weighted assets. With effect from 1st January 2006 the costs associated with each securitisation, which were previously held centrally, will be allocated to the relevant businesses. The regulatory capital adjustments arising from the securitisation programme will be attributed to the business which bears the costs. This approach has been applied to all businesses. There is no change to the Group's total risk weighted assets as previously reported.


For further information please contact:

Investor Relations                     Media Relations
--------------------                   -----------------
Mark Merson/James S Johnson            Stephen Whitehead/Jason Nisse
+44 (0) 20 7116 5752/2927              +44 (0) 20 7116 6060/6223


The information in this announcement does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the 'Act'). Statutory accounts for the year ended 31 December 2005, which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission, have been delivered to the Registrar of Companies in accordance with Section 242 of the Act.


International Financial Reporting Standards

The Group has applied International Financial Reporting Standards (IFRS) from 1st January 2004, with the exception of the standards relating to financial instruments and insurance contracts which are applied only with effect from 1st January 2005. Therefore the impacts of adopting IAS 32, IAS 39 and IFRS 4 are not included in the 2004 comparatives in accordance with IFRS 1 and financial instruments and insurance contracts are accounted for under UK GAAP in 2004.

The results for 2005 are therefore not entirely comparable to those for 2004 in affected areas. For a fuller disclosure of the transitional impacts of IFRS, please refer to the 2005 Annual Report, which contains re-measurement and reclassification reconciliations in the Notes to the Accounts. A summary of the Group's significant accounting policies can also be found in the 2005 Annual Report. The financial information in this announcement has been prepared in accordance with these accounting policies. Dashes have been used to indicate where changes in policy cause an item to be not applicable and where there is no amount to report.


Business analysis of profit before tax net of restatements

                                        Changes
                                    to internal      Group
                           2005 as      cost of  structure      2005      2004
                         published      funding    changes  restated  restated
                              GBPm         GBPm       GBPm      GBPm      GBPm

UK Banking                   2,455          (82)      (173)    2,200     2,086
                            --------     --------   --------  --------  --------
UK Retail Banking            1,027          (35)        48     1,040     1,002
UK Business Banking          1,428          (47)      (221)    1,160     1,084
                            --------     --------   --------  --------  --------
Barclays Capital             1,272          (33)       192     1,431     1,142
Barclays Global
Investors                      542           (2)         -       540       336
Wealth Management              172           (6)         -       166       108
Wealth Management -
closed life assurance
activities                      (6)          (1)         -        (7)      (53)
Barclaycard                    687          (47)         -       640       830
International Retail and
Commercial Banking             690          (18)       (39)      633       288
                            --------     --------   --------  --------  --------
International Retail and
Commercial Banking - ex
Absa                           355          (20)         -       335       288
International Retail and
Commercial Banking -
Absa1,2                        335            2        (39)      298         -
                            --------     --------   --------  --------  --------
Head office functions
and other operations          (532)         189         20      (323)     (157)
                            --------     --------   --------  --------  --------
Profit before tax            5,280            -          -     5,280     4,580
                            --------     --------   --------  --------  --------

Post-tax return on
average shareholders'
equity                        21.1%                             21.1%     21.7%
Cost:income ratio3              61%                               61%       61%
Cost:net income ratio4          67%                               67%       66%



1 Period from 27th July until 31st December 2005.

2 In 2005, International Retail and Commercial Banking - Absa bore an internal charge equivalent to Barclays cost of funding the acquisition of the business. The net impact of this policy in 2005 was similar to that reflected in this document, resulting in a modest change in internal cost of funding relative to that experienced by other businesses.

3 The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

4 The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.



UK Banking
                                    Changes
                                         to
                                   internal     Group
                          2005 as   cost of structure      2005           2004
                        published   funding   changes  restated       restated
                             GBPm      GBPm      GBPm      GBPm           GBPm

Net interest income         3,990       (82)     (164)    3,744          3,348
Net fee and
commission income           1,776         -       (56)    1,720          1,855
                           --------  --------  --------  --------       --------
Net trading income              -         -         -         -              -
Net investment income          31         -        (5)       26              -
                           --------  --------  --------  --------       --------
Principal
transactions                   31         -        (5)       26              -
Net premiums from
insurance contracts           280         -         -       280            249
Other income                   26         -         7        33             43
                           --------  --------  --------  --------       --------
Total income                6,103       (82)     (218)    5,803          5,495
Net claims and
benefits on insurance
contracts                     (58)        -         -       (58)           (46)
                           --------  --------  --------  --------       --------
Total income net of
insurance claims            6,045       (82)     (218)    5,745          5,449
Impairment charge and
other credit
provisions                   (344)        -        17      (327)          (188)
                           --------  --------  --------  --------       --------
Net income                  5,701       (82)     (201)    5,418          5,261
                           --------  --------  --------  --------       --------
Operating expenses
excluding
amortisation of
intangible assets          (3,240)        -        28    (3,212)        (3,220)
Amortisation of
intangible assets              (3)        -         -        (3)            (2)
                           --------  --------  --------  --------       --------
Operating expenses         (3,243)        -        28    (3,215)        (3,222)
Share of post-tax
results of associates
and joint ventures             (3)        -         -        (3)             5
Profit on disposal of
associates and joint
ventures                        -         -         -         -             42
                           --------  --------  --------  --------       --------
Profit before tax           2,455       (82)     (173)    2,200          2,086
                           --------  --------  --------  --------       --------

Cost:income ratio1             54%                           56%            59%
Cost:net income
ratio2                         57%                           59%            61%
Return on average
economic capital               33%                           33%            35%

Loans and advances to
customers                GBP129.1bn                   GBP118.2bn     GBP106.7bn
Customer accounts        GBP133.6bn                   GBP129.7bn     GBP111.1bn

Staff numbers              39,900                        39,800         41,700

Total assets             GBP141.2bn                   GBP130.3bn     GBP114.9bn
Risk weighted assets      GBP94.2bn                    GBP79.9bn      GBP80.5bn



1 The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

2 The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.



UK Retail Banking
                                      Changes to
                                        internal     Group
                             2005 as     cost of structure      2005      2004
                           published     funding   changes  restated  restated
                                GBPm        GBPm      GBPm      GBPm      GBPm

Net interest income            2,174         (35)       69     2,208     2,107
Net fee and commission
income                         1,112           -        19     1,131     1,149
                              --------    --------  --------  --------  --------
Net trading income                 -           -         -         -         -
Net investment income              9           -         -         9         -
                              --------    --------  --------  --------  --------
Principal transactions             9           -         -         9         -
Net premiums from
insurance contracts              280           -         -       280       249
Other income                      17           -        (1)       16        29
                              --------    --------  --------  --------  --------
Total income                   3,592         (35)       87     3,644     3,534
Net claims and benefits
on insurance contracts           (58)          -         -       (58)      (46)
                              --------    --------  --------  --------  --------
Total income net of
insurance claims               3,534         (35)       87     3,586     3,488
Impairment charge and
other credit provisions         (142)          -        (8)     (150)      (69)
                              --------    --------  --------  --------  --------
Net income                     3,392         (35)       79     3,436     3,419
Operating expenses            (2,359)          -       (31)   (2,390)   (2,461)
Share of post-tax
results of associates
and joint ventures                (6)          -         -        (6)        2
Profit on disposal of
associates and joint
ventures                           -           -         -         -        42
                              --------    --------  --------  --------  --------
Profit before tax              1,027         (35)       48     1,040     1,002
                              --------    --------  --------  --------  --------

Cost:income ratio1                67%                             67%       71%
Cost:net income ratio2            70%                             70%       72%
Return on average
economic capital                  34%                             35%       32%

Loans and advances to
customers                  GBP63.6bn                       GBP64.8bn   GBP66.7bn
Customer accounts          GBP77.6bn                       GBP78.8bn   GBP73.6bn

Staff numbers                 31,900                          32,000    34,500

Total assets               GBP69.2bn                       GBP70.4bn   GBP72.7bn
Risk weighted assets       GBP32.3bn                       GBP32.8bn   GBP38.2bn



1 The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

2 The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.



UK Business Banking
                          Changes to
                            internal           Group
             2005 as         cost of       structure            2005              2004
           published         funding         changes        restated          restated
                GBPm            GBPm            GBPm            GBPm              GBPm

Net interest
income         1,816             (47)           (233)          1,536             1,241
Net fee and
commission
income           664               -             (75)            589               706
              --------        --------        --------        --------          --------
Net trading
income             -               -               -               -                 -
Net
investment
income            22               -              (5)             17                 -
              --------        --------        --------        --------          --------
Principal
transactions      22               -              (5)             17                 -
Other income       9               -               8              17                14
              --------        --------        --------        --------          --------
Total income   2,511             (47)           (305)          2,159             1,961
Impairment
charge and
other credit
provisions      (202)              -              25            (177)             (119)
              --------        --------        --------        --------          --------
Net income     2,309             (47)           (280)          1,982             1,842
              --------        --------        --------        --------          --------
Operating
expenses
excluding
amortisation
of intangible
assets          (881)              -              59            (822)             (759)
Amortisation
of intangible
assets            (3)              -               -              (3)               (2)
              --------        --------        --------        --------          --------
Operating
expenses        (884)              -              59            (825)             (761)
Share of
post-tax
results of
associates
and joint
ventures           3               -               -               3                 3
              --------        --------        --------        --------          --------
Profit
before tax     1,428             (47)           (221)          1,160             1,084

              --------        --------        --------        --------          --------

Cost:income
ratio1            35%                                             38%               39%
Cost:net
income
ratio2            38%                                             42%               41%
Return on
average
economic
capital           32%                                             31%               37%

Loans and
advances to
customers  GBP65.5bn                                       GBP53.4bn         GBP40.0bn
Customer
accounts   GBP56.0bn                                       GBP50.9bn         GBP37.5bn

Staff
numbers        8,000                                           7,800             7,200

Total assets GBP72.0bn                                     GBP59.9bn         GBP42.2bn
Risk weighted
assets       GBP61.9bn                                     GBP47.1bn         GBP42.3bn


1 The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

2 The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.


Barclays Capital
                          Changes to
                            internal           Group
             2005 as         cost of       structure             2005              2004
           published         funding         changes         restated          restated
                GBPm            GBPm            GBPm             GBPm              GBPm

Net interest
income           926             (33)            172            1,065             1,068
Net fee and
commission
income           724               -              52              776               670
              --------        --------        --------         --------          --------
Net trading
income         2,194               -              37            2,231             1,463
Net
investment
income           401               -              12              413               302
              --------        --------        --------         --------          --------
Principal
transactions   2,595               -              49            2,644             1,765
Other income      25               -              (5)              20                15
              --------        --------        --------         --------          --------
Total income   4,270             (33)            268            4,505             3,518
Impairment
charge and
other credit
provisions      (103)              -              (8)            (111)             (106)
              --------        --------        --------         --------          --------
Net income     4,167             (33)            260            4,394             3,412
              --------        --------        --------         --------          --------
Operating
expenses
excluding
amortisation
of intangible
assets        (2,894)              -             (67)          (2,961)           (2,270)
Amortisation
of intangible
assets            (1)              -              (1)              (2)                -
              --------        --------        --------         --------          --------

Operating
expenses      (2,895)              -             (68)          (2,963)           (2,270)
              --------        --------        --------         --------          --------
Profit
before tax     1,272             (33)            192            1,431             1,142
              --------        --------        --------         --------          --------

Cost:income
ratio1            68%                                              66%               65%
Cost:net
income
ratio2            69%                                              67%               67%
Return on
average
economic
capital           34%                                              34%               34%

Average net
income per
member of
staff ('000)  GBP496                                           GBP498            GBP490

Staff numbers  9,000                                            9,900             7,900

Total
assets      GBP581.9bn                                       GBP601.2bn        GBP353.2bn
Risk
weighted
assets       GBP96.1bn                                       GBP116.7bn         GBP90.1bn



1 The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

2 The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.



Barclays Global Investors

                          Changes to
                            internal            Group
             2005 as         cost of        structure             2005               2004
           published         funding          changes         restated           restated
                GBPm            GBPm             GBPm             GBPm               GBPm

Net interest
income            17              (2)               -               15                  5
Net fee and
commission
income         1,297               -                -            1,297                882
              --------        --------         --------         --------           --------
Net trading
income             2               -                -                2                  3
Net
investment
income             4               -                -                4                  3
              --------        --------         --------         --------           --------
Principal
transactions       6               -                -                6                  6
Other income       -               -                -                -                  -
              --------        --------         --------         --------           --------
Total income   1,320              (2)               -            1,318                893
              --------        --------         --------         --------           --------
Operating
expenses
excluding
amortisation
of intangible
assets          (775)              -                -             (775)              (555)
Amortisation
of intangible
assets            (4)              -                -               (4)                (1)
              --------        --------         --------         --------           --------
Operating
expenses        (779)              -                -             (779)              (556)
Share of
post-tax
results of
associates
and joint
ventures           1               -                -                1                 (2)
Profit on
disposal of
associates
and joint
ventures           -               -                -                -                  1
              --------        --------         --------         --------           --------
Profit
before tax       542              (2)               -              540                336
              --------        --------         --------         --------           --------

Cost:income
ratio1            59%                                               59%                62%
Return on
average
economic
capital          248%                                              248%               166%

Average
income per
member of
staff ('000)     629                                            GBP628             GBP464

Staff
numbers        2,300                                             2,300              1,900

Total
assets       GBP80.9bn                                         GBP80.9bn           GBP1.0bn
Risk
weighted
assets        GBP1.7bn                                          GBP1.5bn           GBP1.2bn



1 The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.



Wealth Management

                          Changes to
                            internal           Group
             2005 as         cost of       structure            2005              2004
           published         funding         changes        restated          restated
                GBPm            GBPm            GBPm            GBPm              GBPm

Net interest
income           335              (6)              -             329               301
Net fee and
commission
income           589               -               -             589               529
              --------        --------        --------        --------          --------
Net trading
income             -               -               -               -                 -
Net
investment
income             5               -               -               5                 -
              --------        --------        --------        --------          --------
Principal
transactions       5               -               -               5                 -
Other income      (1)              -               -              (1)                7
              --------        --------        --------        --------          --------
Total income     928              (6)              -             922               837
Impairment
charge and
other credit
provisions        (2)              -               -              (2)                1
              --------        --------        --------        --------          --------
Net income       926              (6)              -             920               838
              --------        --------        --------        --------          --------
Operating
expenses
excluding
amortisation
of intangible
assets          (752)              -               -            (752)             (729)
Amortisation
of intangible
assets            (2)              -               -              (2)               (1)
              --------        --------        --------        --------          --------
Operating
expenses        (754)              -               -            (754)             (730)
              --------        --------        --------        --------          --------
Profit
before tax       172              (6)              -             166               108
              --------        --------        --------        --------          --------

Cost:income
ratio1            81%                                             82%               87%
Cost:net
income
ratio2            81%                                             82%               87%
Return on
average
economic
capital           38%                                             38%               31%

Loans and
advances to
customers   GBP4.7bn                                        GBP4.7bn          GBP4.1bn
Customer
accounts   GBP23.1bn                                       GBP23.1bn         GBP21.3bn

Staff
numbers        7,200                                           7,200             7,200

Total
assets      GBP6.1bn                                        GBP6.1bn          GBP5.6bn
Risk
weighted
assets      GBP4.5bn                                        GBP4.1bn          GBP4.0bn




1 The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

2 The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.



Wealth Management - closed life assurance activities



                           Changes to
                             internal            Group
             2005 as          cost of        structure             2005              2004
           published          funding          changes         restated          restated
                GBPm             GBPm             GBPm             GBPm               GBPm

Net interest
expense          (13)              (1)               -              (14)              (54)
Net fee and
commission
income            44                -                -               44                 -
              --------         --------         --------         --------          --------
Net trading
income             -                -                -                -                 -
Net
investment
income           259                -                -              259               596
              --------         --------         --------         --------          --------
Principal
transactions     259                -                -              259               596
Net premiums
from insurance
contracts        195                -                -              195               362
Other income      11                -                -               11                 4
              --------         --------         --------         --------          --------
Total income     496               (1)               -              495               908
Net claims
and benefits
on insurance
contracts       (375)               -                -             (375)             (818)
              --------         --------         --------         --------          --------
Total income
net of
insurance
claims           121               (1)               -              120                90
Operating
expenses        (127)               -                -             (127)             (143)
              --------         --------         --------         --------          --------
Loss before
tax               (6)              (1)               -               (7)              (53)
              --------         --------         --------         --------          --------

Return on
average
economic
capital           (3)%                                               (3)%             (53)%

Total assets
            GBP7.3bn                                           GBP7.3bn          GBP6.4bn




Barclaycard
                           Changes to
                             internal           Group
             2005 as          cost of       structure            2005               2004
           published          funding         changes        restated           restated
                GBPm             GBPm            GBPm            GBPm               GBPm
Net interest
income         1,773              (47)              -           1,726              1,587
Net fee and
commission
income           972                -               -             972                790
Net premiums
from
insurance
contracts         24                -               -              24                 22
              --------         --------        --------        --------           --------
Total income   2,769              (47)              -           2,722              2,399
Net claims
and benefits
on insurance
contracts         (7)               -               -              (7)                (5)
              --------         --------        --------        --------           --------
Total income
net of
insurance
claims         2,762              (47)              -           2,715              2,394
Impairment
charge and
other credit
provisions    (1,098)               -               -          (1,098)              (761)
              --------         --------        --------        --------           --------
Net income     1,664              (47)              -           1,617              1,633
              --------         --------        --------        --------           --------
Operating
expenses
excluding
amortisation
of intangible
assets          (961)               -               -            (961)              (804)
Amortisation
of intangible
assets           (17)               -               -             (17)                (3)
              --------         --------        --------        --------           --------
Operating
expenses        (978)               -               -            (978)              (807)
Share of
post-tax
results of
associates
and joint
ventures           1                -               -               1                  4
              --------         --------        --------        --------           --------
Profit
before tax       687              (47)              -             640                830
              --------         --------        --------        --------           --------
Cost:income
ratio1            35%                                              36%                34%
Cost:net
income
ratio2            59%                                              60%                49%
Return on
average
economic
capital            16%                                             16%                24%

Loans and
advances to
customers   GBP24.0bn                                       GBP24.0bn          GBP22.3bn

Staff
numbers         7,800                                           7,800              6,700

Total
assets      GBP25.8bn                                       GBP25.8bn          GBP23.4bn
Risk
weighted
assets      GBP20.4bn                                       GBP21.8bn          GBP20.2bn




1 The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

2 The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.



International Retail and Commercial Banking



                          Changes to
                            internal            Group
             2005 as         cost of        structure             2005               2004
           published         funding          changes         restated           restated
                GBPm            GBPm              GBPm            GBPm               GBPm

Net interest
income         1,096             (18)             (28)           1,050                529
Net fee and
commission
income           711               -               (6)             705                288
              --------        --------         --------         --------           --------
Net trading
income            40               -              (37)               3                  -
Net
investment       150               -               (7)             143                135
income
              --------        --------         --------         --------           --------
Principal
transactions     190               -              (44)             146                135
Net premiums
from
insurance        227               -                -              227                300
contracts
Other income      62               -               (2)              60                 25
              --------        --------         --------         --------           --------
Total income   2,286             (18)             (80)           2,188              1,277
Net claims
and benefits
on insurance
contracts       (205)              -                -             (205)              (390)
              --------        --------         --------         --------           --------
Total income
net of
insurance
claims         2,081             (18)             (80)           1,983                887
Impairment
charge and
other credit
provisions       (33)              -                1              (32)               (31)
              --------        --------         --------         --------           --------
Net income     2,048             (18)             (79)           1,951                856
              --------        --------         --------         --------           --------
Operating
expenses
excluding
amortisation
of intangible
assets        (1,356)              -               39           (1,317)              (616)
Amortisation
of intangible
assets           (48)              -                1              (47)                (1)
              --------        --------         --------         --------           --------
Operating
expenses      (1,404)              -               40           (1,364)              (617)
Share of
post-tax
results of
associates
and joint
ventures          46               -                -              46                  49
              --------        --------         --------        --------            --------
Profit
before tax       690             (18)             (39)            633                 288
              --------        --------         --------        --------            --------
Cost:income
ratio1            67%                                              69%                 70%
Cost:net
income
ratio2            69%                                              70%                 72%
Return on
average
economic
capital           23%                                              23%                 21%

Loans and
advances to
customers  GBP54.3bn                                        GBP49.3bn           GBP20.7bn
Customer
accounts   GBP33.4bn                                        GBP22.6bn           GBP10.1bn

Staff
numbers       46,200                                           45,400              12,100

Total
assets     GBP73.6bn                                         GBP63.6bn         GBP28.5bn
Risk
weighted
assets     GBP50.1bn                                         GBP41.2bn         GBP19.3bn


1 The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

2 The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.



International Retail and Commercial Banking - excluding Absa



                          Changes to
                            internal           Group
             2005 as         cost of       structure            2005              2004
           published         funding         changes        restated          restated
                GBPm            GBPm            GBPm            GBPm              GBPm

Net interest
income           582             (20)              -             562               529
Net fee and
commission
income           377               -               -             377               288
              --------        --------        --------        --------          --------
Net trading
income            31               -               -              31                 -
Net
investment
income            88               -               -              88               135
              --------        --------        --------        --------          --------
Principal
transactions     119               -               -             119               135
Net premiums
from insurance
contracts        129               -               -             129               300
Other income      23               -               -              23                25
              --------        --------        --------        --------          --------
Total income   1,230             (20)              -           1,210             1,277
Net claims
and benefits
on insurance
contracts       (161)              -               -            (161)             (390)
              --------        --------        --------        --------          --------
Total income
net of
insurance
claims         1,069             (20)              -           1,049               887
Impairment
charge and
other credit
provisions       (13)              -               -             (13)              (31)
              --------        --------        --------        --------          --------
Net income     1,056             (20)              -           1,036               856
              --------        --------        --------        --------          --------
Operating
expenses
excluding
amortisation
of intangible
assets          (734)              -               -            (734)             (616)
Amortisation
of intangible
assets            (6)              -               -              (6)               (1)
              --------        --------        --------        --------          --------
Operating
expenses        (740)              -               -            (740)             (617)
Share of
post-tax
results of
associates
and joint
ventures          39               -               -              39                49
              --------        --------        --------        --------          --------
Profit
before tax       355             (20)              -             335               288
              --------        --------        --------        --------          --------
Cost:income
ratio1            69%                                             71%               70%
Cost:net
income
ratio2            70%                                             71%               72%
Return on
average
economic
capital           20%                                             20%               21%

Loans and
advances to
customers  GBP25.4bn                                       GBP25.4bn         GBP20.7bn
Customer
accounts   GBP10.4bn                                       GBP10.4bn         GBP10.1bn

Staff
numbers       12,700                                          12,700            12,100

Total
assets     GBP34.2bn                                       GBP34.2bn         GBP28.5bn
Risk
weighted
assets     GBP21.6bn                                       GBP20.4bn         GBP19.3bn



1 The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

2 The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.



International Retail and Commercial Banking - Absa1


                                        Changes to
                                          internal            Group
                          2005 as          cost of        structure             2005
                        published         funding2          changes         restated
                             GBPm             GBPm             GBPm              GBPm

Net interest income           514                2              (28)             488
Net fee and commission
income                        334                -               (6)             328
                           --------         --------         --------         --------
Net trading income              9                -              (37)             (28)
Net investment income          62                -               (7)              55
                           --------         --------         --------         --------
Principal transactions         71                -              (44)              27
Net premiums from
insurance contracts            98                -                -               98
Other income                   39                -               (2)              37
                           --------         --------         --------         --------
Total income                1,056                2              (80)             978
Net claims and benefits
on insurance contracts        (44)               -                -              (44)
                           --------         --------         --------         --------
Total income net of
insurance claims            1,012                2              (80)             934
Impairment charge and
other credit provisions       (20)               -                1              (19)
                           --------         --------         --------         --------
Net income                    992                2              (79)             915
                           --------         --------         --------         --------
Operating expenses
excluding amortisation
of intangible assets         (622)               -               39             (583)
Amortisation of
intangible assets             (42)               -                1              (41)
                           --------         --------         --------         --------
Operating expenses           (664)               -               40             (624)
                           --------         --------         --------         --------
Share of post-tax
results of associates
and joint ventures              7                -                -                7
                           --------         --------         --------         --------
Profit before tax             335                2              (39)             298
                           --------         --------         --------         --------

Cost:income ratio3             66%                                                67%
Cost:net income ratio4         67%                                                68%
Return on average
economic capital               33%                                                36%

Loans and advances to
customers               GBP28.9bn                                          GBP23.9bn
Customer accounts       GBP23.0bn                                          GBP12.2bn

Staff numbers              33,500                                             32,700

Total assets            GBP39.4bn                                          GBP29.4bn
Risk weighted assets    GBP28.4bn                                          GBP20.8bn


1 Period from 27th July until 31st December 2005.

2 In 2005, International Retail and Commercial Banking - Absa bore an internal charge equivalent to Barclays cost of funding the acquisition of the business. The net impact of this policy in 2005 was similar to that reflected in this document, resulting in a modest change in internal cost of funding relative to that experienced by other businesses.

3 The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

4 The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.


Head office functions and other operations


                          Changes to
                            internal           Group
             2005 as         cost of       structure              2005               2004
           published         funding         changes          restated           restated
                GBPm            GBPm            GBPm              GBPm               GBPm

Net interest
(expense)/
income           (49)            189              20               160                 49
Net fee and
commission
expense         (408)              -              10              (398)              (167)
              --------        --------        --------          --------           --------
Net trading
income            85               -               -                85                 21
Net investment
income             8               -               -                 8                 (9)
              --------        --------        --------          --------           --------
Principal
transactions      93               -               -                93                 12
Net premiums
from insurance
contracts        146               -               -               146                109
Other income      24               -               -                24                 37
              --------        --------        --------          --------           --------
Total income    (194)            189              30                25                 40
Impairment
release/
(charge) and
other credit
provisions         9               -             (10)               (1)                (8)
              --------        --------        --------          --------           --------
Net loss/
(income)        (185)            189              20                24                 32
              --------        --------        --------          --------           --------
Operating
expenses
excluding
amortisation
of intangible
assets          (343)              -               -              (343)              (177)
Amortisation
of intangible
assets            (4)              -               -                (4)               (14)
              --------        --------        --------          --------           --------
Operating
expenses        (347)              -               -              (347)              (191)
              --------        --------        --------          --------           --------
Profit on
disposal of
associates
and joint
ventures                                                                                2
              --------        --------        --------          --------           --------
Loss before
tax             (532)            189              20              (323)              (157)
              --------        --------        --------          --------           --------
Staff
numbers          900                                               900                900

Total
assets      GBP7.7bn                                          GBP9.3bn           GBP5.1bn
Risk
weighted
assets      GBP2.2bn                                          GBP4.0bn           GBP3.3bn



Risk weighted assets

                                           Group
               2005 as      Impact of  structure                 2005       2004
             Published securitisation    changes             restated   restated
                  GBPm           GBPm       GBPm                 GBPm       GBPm

UK Banking      94,195          2,467    (16,733)              79,929     80,467
               ---------      ---------  ---------            ---------  ---------
UK Retail
Banking         32,298           (684)     1,189               32,803     38,230
UK Business
Banking         61,897          3,151    (17,922)              47,126     42,237
               ---------      ---------  ---------            ---------  ---------
Barclays
Capital         96,095           (306)    20,888              116,677     90,078
Barclays
Global
Investors        1,659           (203)         -                1,456      1,230
Wealth
Management       4,467           (406)         -                4,061      4,018
Wealth               -              -          -                    -          -
Management -
closed life
assurance
activities
Barclaycard     20,438          1,314          -               21,752     20,188
               ---------      ---------  ---------            ---------  ---------
International
Retail and
Commercial
Banking         50,071         (2,866)    (5,977)              41,228     19,319
               ---------      ---------  ---------            ---------  ---------
International
Retail and
Commercial
Banking -
ex Absa         21,637         (1,243)         -               20,394     19,319
               ---------      ---------  ---------            ---------  ---------
International
Retail and
Commercial
Banking -       28,434         (1,623)    (5,977)              20,834          -
Absa
               ---------      ---------  ---------            ---------  ---------
Head office
functions and
other
operations       2,223              -      1,822                4,045      3,301
               ---------      ---------  ---------            ---------  ---------
Risk weighted
assets         269,148              -          -              269,148    218,601
               ---------      ---------  ---------            ---------  ---------



Business analysis of profit before tax net of restatements

                                                           Half-year ended
                                                           ---------------
                                         2005          31.12.05       30.06.05
                                         GBPm              GBPm           GBPm

UK Banking                              2,200             1,062          1,138
                                       --------          --------       --------
UK Retail Banking                       1,040               492            548
UK Business Banking                     1,160               570            590
                                       --------          --------       --------
Barclays Capital                        1,431               681            750
Barclays Global Investors                 540               299            241
Wealth Management                         166                82             84
Wealth Management - closed life
assurance                                  (7)               (4)            (3)
activities
Barclaycard                               640               294            346
International Retail and Commercial
Banking                                   633               459            174
                                       --------          --------       --------
International Retail and Commercial
Banking - ex Absa                         335               161            174
International Retail and Commercial
Banking - Absa1                           298               298              -
                                       --------          --------       --------
Head office functions and other
operations                               (323)             (283)           (40)
                                       --------          --------       --------
Profit before tax                       5,280             2,590          2,690
                                       --------          --------       --------

1 Period from 27th July until 31st December 2005.



UK Banking                                                 Half-year ended
                                                       -----------------------
                                               2005    31.12.05       30.06.05
                                               GBPm        GBPm           GBPm

Net interest income                           3,744       1,960          1,784
Net fee and commission income                 1,720         879            841
                                             --------    --------       --------
Net trading income                                -           2             (2)
Net investment income                            26           9             17
                                             --------    --------       --------
Principal transactions                           26          11             15
Net premiums from insurance contracts           280         139            141
Other income                                     33          13             20
                                             --------    --------       --------
Total income                                  5,803       3,002          2,801
Net claims and benefits on insurance
contracts                                       (58)        (25)           (33)
                                             --------    --------       --------
Total income net of insurance claims          5,745       2,977          2,768
Impairment charge and other credit
provisions                                     (327)       (188)          (139)
                                             --------    --------       --------
Net income                                    5,418       2,789          2,629
                                             --------    --------       --------
Operating expenses excluding amortisation
of intangible assets                         (3,212)     (1,728)        (1,484)
Amortisation of intangible assets                (3)         (2)            (1)
                                             --------    --------       --------
Operating expenses                           (3,215)     (1,730)        (1,485)
Share of post-tax results of associates and
joint ventures                                   (3)          3             (6)
                                             --------    --------       --------
Profit before tax                             2,200       1,062          1,138
                                             --------    --------       --------

Cost:income ratio1                               56%         58%            54%
Cost:net income ratio2                           59%         62%            57%
Return on average economic capital               33%         33%            33%

Loans and advances to customers                      GBP118.2bn     GBP117.1bn
Customer accounts                                    GBP129.7bn     GBP126.8bn

Staff numbers                                            39,800         40,600

Total assets                                         GBP130.3bn     GBP129.1bn
Risk weighted assets                                  GBP79.9bn      GBP83.6bn


1 The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

2 The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.



UK Retail Banking                                              Half-year ended
                                                        ----------------------------
                                         2005           31.12.05            30.06.05
                                         GBPm               GBPm                GBPm

Net interest income                     2,208              1,158               1,050
Net fee and commission income           1,131                572                 559
                                       --------           --------            --------
Net trading income                          -                  -                   -
Net investment income                       9                  -                   9
                                       --------           --------            --------
Principal transactions                      9                  -                   9
Net premiums from insurance contracts     280                139                 141
Other income                               16                  4                  12
                                       --------           --------            --------
Total income                            3,644              1,873               1,771
Net claims and benefits on insurance
contracts                                 (58)               (25)                (33)
                                       --------           --------            --------
Total income net of insurance claims    3,586              1,848               1,738
Impairment charge and other credit
provisions                               (150)               (75)                (75)
                                       --------           --------            --------
Net income                              3,436              1,773               1,663
Operating expenses                     (2,390)            (1,282)             (1,108)
Share of post-tax results of
associates and joint ventures              (6)                 1                  (7)
                                       --------           --------            --------
Profit before tax                       1,040                492                 548
                                       --------           --------            --------

Cost:income ratio1                         67%                69%                 64%
Cost:net income ratio2                     70%                72%                 67%
Return on average economic capital         35%                37%                 33%

Loans and advances to customers                        GBP64.8bn           GBP66.0bn
Customer accounts                                      GBP78.8bn           GBP75.4bn

Staff numbers                                             32,000              33,000

Total assets                                           GBP70.4bn           GBP71.5bn
Risk weighted assets                                   GBP32.8bn           GBP37.1bn



1 The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

2 The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.



UK Business Banking                                            Half-year ended
                                                        ----------------------------
                                        2005            31.12.05            30.06.05
                                        GBPm                GBPm                GBPm

Net interest income                    1,536                 802                 734
Net fee and commission income            589                 307                 282
                                      --------            --------            --------
Net trading income                         -                   2                  (2)
Net investment income                     17                   9                   8
                                      --------            --------            --------
Principal transactions                    17                  11                   6
Other income                              17                   9                   8
                                      --------            --------            --------
Total income                           2,159               1,129               1,030
Impairment charge and other credit
provisions                              (177)               (113)                (64)
                                      --------            --------            --------
Net income                             1,982               1,016                 966
                                      --------            --------            --------
Operating expenses excluding
amortisation of intangible assets       (822)               (446)               (376)
Amortisation of intangible assets         (3)                 (2)                 (1)
                                      --------            --------            --------
Operating expenses                      (825)               (448)               (377)
Share of post-tax results of
associates and joint ventures              3                   2                   1
                                      --------            --------            --------
Profit before tax                      1,160                 570                 590
                                      --------            --------            --------

Cost:income ratio1                        38%                 40%                 37%
Cost:net income ratio2                    42%                 44%                 39%
Return on average economic capital        31%                 30%                 33%

Loans and advances to customers                        GBP53.4bn           GBP51.1bn
Customer accounts                                      GBP50.9bn           GBP51.4bn

Staff numbers                                              7,800               7,600

Total assets                                           GBP59.9bn           GBP57.6bn
Risk weighted assets                                   GBP47.1bn           GBP46.5bn


1 The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

2 The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.



Barclays Capital                                               Half-year ended
                                                        ----------------------------
                                         2005           31.12.05            30.06.05
                                          GBPm               GBPm                GBPm

Net interest income                     1,065                540                 525
Net fee and commission income             776                403                 373
                                       --------           --------            --------
Net trading income                      2,231              1,116               1,115
Net investment income                     413                253                 160
                                       --------           --------            --------
Principal transactions                  2,644              1,369               1,275
Other income                               20                 12                   8
                                       --------           --------            --------
Total income                            4,505              2,324               2,181
Impairment charge and other credit
provisions                               (111)               (59)                (52)
                                       --------           --------            --------
Net income                              4,394              2,265               2,129
                                       --------           --------            --------
Operating expenses excluding
amortisation of intangible assets      (2,961)            (1,583)             (1,378)
Amortisation of intangible assets          (2)                (1)                 (1)
                                       --------           --------            --------
Operating expenses                     (2,963)            (1,584)             (1,379)
                                       --------           --------            --------
Profit before tax                       1,431                681                 750
                                       --------           --------            --------

Cost:income ratio1                         66%                68%                 63%
Cost:net income ratio2                     67%                70%                 65%
Return on average economic capital         34%                30%                 38%

Average net income per member of
staff ('000)                           GBP498             GBP242              GBP259

Staff numbers                                              9,900               8,400

Total assets                                         GBP601.2bn          GBP573.1bn
Risk weighted assets                                 GBP116.7bn          GBP107.2bn


1 The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

2 The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.



Barclays Global Investors                                  Half-year ended
                                                      ------------------------
                                              2005    31.12.05        30.06.05
                                              GBPm        GBPm            GBPm

Net interest income                             15           9               6
Net fee and commission income                1,297         727             570
                                            --------    --------        --------
Net trading income                               2           -               2
Net investment income                            4           -               4
                                            --------    --------        --------
Principal transactions                           6           -               6
Other income                                     -           -               -
                                            --------    --------        --------
Total income                                 1,318         736             582
                                            --------    --------        --------
Operating expenses excluding amortisation
of intangible assets                          (775)       (435)           (340)
Amortisation of intangible assets               (4)         (2)             (2)
                                            --------    --------        --------
Operating expenses                            (779)       (437)           (342)
Share of post-tax results of associates
and joint ventures                               1           -               1
Profit on disposal of associates and joint
ventures                                         -           -               -
                                            --------    --------        --------
Profit before tax                              540         299             241
                                            --------    --------        --------

Cost:income ratio1                              59%         59%             59%
Return on average economic capital             248%        282%            214%

Average income per member of staff ('000)   GBP628      GBP330          GBP298

Staff numbers                                            2,300           2,100

Total assets                                         GBP80.9bn       GBP68.9bn
Risk weighted assets                                  GBP1.5bn        GBP1.4bn


1 The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.



Wealth Management                                          Half-year ended
                                                       -----------------------
                                       2005            31.12.05       30.06.05
                                       GBPm                GBPm           GBPm

Net interest income                     329                 169            160
Net fee and commission income           589                 306            283
                                     --------            --------       --------
Net trading income                        -                   -              -
Net investment income                     5                   -              5
                                     --------            --------       --------
Principal transactions                    5                   -              5
Other income                             (1)                  -             (1)
                                     --------            --------       --------
Total income                            922                 475            447
Impairment charge and other credit
provisions                               (2)                 (1)            (1)
                                     --------            --------       --------
Net income                              920                 474            446
                                     --------            --------       --------
Operating expenses excluding
amortisation of intangible assets      (752)               (391)          (361)
Amortisation of intangible assets        (2)                 (1)            (1)
                                     --------            --------       --------
Operating expenses                     (754)               (392)          (362)
                                     --------            --------       --------
Profit before tax                       166                  82             84
                                     --------            --------       --------

Cost:income ratio1                       82%                 83%            81%
Cost:net income ratio2                   82%                 83%            81%
Return on average economic capital       38%                 42%            35%

Loans and advances to customers                        GBP4.7bn       GBP4.4bn
Customer accounts                                     GBP23.1bn      GBP22.5bn

Staff numbers                                             7,200          7,200

Total assets                                           GBP6.1bn       GBP5.8bn
Risk weighted assets                                   GBP4.1bn       GBP4.5bn


1 The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

2 The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.



Wealth Management - closed life                            Half-year ended
assurance activities                                   -----------------------
                                       2005            31.12.05       30.06.05
                                       GBPm                GBPm           GBPm

Net interest (expense)/income           (14)                  2            (16)
Net fee and commission income            44                  26             18
                                     --------            --------       --------
Net trading income                        -                   -              -
Net investment income                   259                 144            115
                                     --------            --------       --------
Principal transactions                  259                 144            115
Net premiums from insurance
contracts                               195                  95            100
Other income                             11                  10              1
                                     --------            --------       --------
Total income                            495                 277            218
Net claims and benefits on
insurance contracts                    (375)               (208)          (167)
                                     --------            --------       --------
Total income net of insurance
claims                                  120                  69             51
Operating expenses                     (127)                (73)           (54)
                                     --------            --------       --------
Loss before tax                          (7)                 (4)            (3)
                                     --------            --------       --------

Return on average economic capital       (3)%                11%           (18)%

Total assets                                           GBP7.3bn       GBP6.7bn




Barclaycard                                                 Half-year ended
                                                        -----------------------
                                        2005            31.12.05       30.06.05
                                        GBPm                GBPm           GBPm

Net interest income                    1,726                 896            830
Net fee and commission income            972                 518            454
Net premiums from insurance
contracts                                 24                  14             10
                                      --------            --------       -------
Total income                           2,722               1,428          1,294
Net claims and benefits on insurance
contracts                                 (7)                 (5)            (2)
                                      --------            --------       -------
Total income net of insurance claims   2,715               1,423          1,292
Impairment charge and other credit
provisions                            (1,098)               (590)          (508)
                                      --------            --------       -------
Net income                             1,617                 833            784
                                      --------            --------       -------
Operating expenses excluding
amortisation of intangible assets       (961)               (531)          (430)
Amortisation of intangible assets        (17)                 (8)            (9)
                                      --------            --------       -------
Operating expenses                      (978)               (539)          (439)
Share of post-tax results of
associates and joint ventures              1                   -              1
                                      --------            --------       -------
Profit before tax                        640                 294            346
                                      --------            --------       -------

Cost:income ratio1                        36%                 38%            34%
Cost:net income ratio2                    60%                 65%            56%

Return on average economic capital        16%                 14%            18%

Loans and advances to customers                        GBP24.0bn      GBP23.1bn

Staff numbers                                              7,800          7,200

Total assets                                           GBP25.8bn      GBP24.2bn
Risk weighted assets                                   GBP21.8bn      GBP21.3bn


1 The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

2 The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.



International Retail and Commercial                        Half-year ended
Banking                                                -----------------------
                                       2005            31.12.05       30.06.05
                                       GBPm                GBPm           GBPm

Net interest income                   1,050                 776            274
Net fee and commission income           705                 534            171
                                     --------            --------       --------
Net trading income                        3                  (3)             6
Net investment income                   143                  76             67
                                     --------            --------       --------
Principal transactions                  146                  73             73
Net premiums from insurance
contracts                               227                 167             60
Other income                             60                  46             14
                                     --------            --------       --------
Total income                          2,188               1,596            592
Net claims and benefits on
insurance contracts                    (205)               (120)           (85)
                                     --------            --------       --------
Total income net of insurance
claims                                1,983               1,476            507
Impairment charge and other credit
provisions                              (32)                (24)            (8)
                                     --------            --------       --------
Net income                            1,951               1,452            499
                                     --------            --------       --------
Operating expenses excluding
amortisation of intangible assets    (1,317)               (974)          (343)
Amortisation of intangible assets       (47)                (45)            (2)
                                     --------            --------       --------
Operating expenses                   (1,364)             (1,019)          (345)
Share of post-tax results of
associates and joint ventures            46                  26             20
                                     --------            --------       --------
Profit before tax                       633                 459            174
                                     --------            --------       --------

Cost:income ratio1                       69%                 69%            68%
Cost:net income ratio2                   70%                 70%            69%
Return on average economic capital       23%                 24%            22%

Loans and advances to customers                       GBP49.3bn      GBP21.7bn
Customer accounts                                     GBP22.6bn       GBP9.6bn

Staff numbers                                            45,400         12,400

Total assets                                          GBP63.6bn      GBP30.0bn
Risk weighted assets                                  GBP41.2bn      GBP18.9bn


1 The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

2 The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.



International Retail and Commercial                        Half-year ended
Banking - excluding Absa                               -----------------------
                                       2005            31.12.05       30.06.05
                                       GBPm                GBPm           GBPm

Net interest income                     562                 288            274
Net fee and commission income           377                 206            171
                                     --------            --------       --------
Net trading income                       31                  25              6
Net investment income                    88                  21             67
                                     --------            --------       --------
Principal transactions                  119                  46             73
Net premiums from insurance
contracts                               129                  69             60
Other income                             23                   9             14
                                     --------            --------       --------
Total income                          1,210                 618            592
Net claims and benefits on
insurance contracts                    (161)                (76)           (85)
                                     --------            --------       --------
Total income net of insurance
claims                                1,049                 542            507
Impairment charge and other credit
provisions                              (13)                 (5)            (8)
                                     --------            --------       --------
Net income                            1,036                 537            499
                                     --------            --------       --------
Operating expenses excluding
amortisation of intangible assets      (734)               (391)          (343)
Amortisation of intangible assets        (6)                 (4)            (2)
                                     --------            --------       --------
Operating expenses                     (740)               (395)          (345)
Share of post-tax results of
associates and joint ventures            39                  19             20
                                     --------            --------       --------
Profit before tax                       335                 161            174
                                     --------            --------       --------

Cost:income ratio1                       71%                 73%            68%
Cost:net income ratio2                   71%                 74%            69%
Return on average economic capital       20%                 17%            22%

Loans and advances to customers                       GBP25.4bn      GBP21.7bn
Customer accounts                                     GBP10.4bn       GBP9.6bn

Staff numbers                                            12,700         12,400

Total assets                                          GBP34.2bn      GBP30.0bn
Risk weighted assets                                  GBP20.4bn      GBP18.9bn


1 The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

2 The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.



International Retail and Commercial Banking - Absa
                                                                   Period from
                                                               27th July until
                                                                 31st December
                                                                          2005
                                                                          GBPm

Net interest income                                                        488
Net fee and commission income                                              328
                                                                        --------
Net trading income                                                         (28)
Net investment income                                                       55
                                                                        --------
Principal transactions                                                      27
Net premiums from insurance contracts                                       98
Other income                                                                37
                                                                        --------
Total income                                                               978
Net claims and benefits on insurance contracts                             (44)
                                                                        --------
Total income net of insurance claims                                       934
Impairment charge and other credit provisions                              (19)
                                                                        --------
Net income                                                                 915
                                                                        --------
Operating expenses excluding amortisation of intangible assets            (583)
Amortisation of intangible assets                                          (41)
                                                                        --------
Operating expenses                                                        (624)
Share of post-tax results of associates and joint ventures                   7
                                                                        --------
Profit before tax                                                          298
                                                                        --------

Cost:income ratio1                                                          67%
Cost:net income ratio2                                                      68%
Return on average economic capital                                          36%

Loans and advances to customers                                      GBP23.9bn
Customer accounts                                                    GBP12.2bn

Staff numbers                                                           32,700

Total assets                                                         GBP29.4bn
Risk weighted assets                                                 GBP20.8bn


1 The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

2 The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.



Head office functions and                                Half-year ended
other operations                                  ----------------------------
                                  2005            31.12.05            30.06.05
                                  GBPm                GBPm                GBPm

Net interest (expense)/income      160                  23                 137
Net fee and commission expense    (398)               (228)               (170)
                                --------            --------            --------
Net trading income                  85                  30                  55
Net investment income                8                   3                   5
                                --------            --------            --------
Principal transactions              93                  33                  60
Net premiums from insurance
contracts                          146                  86                  60
Other income                        24                  17                   7
                                --------            --------            --------
Total income                        25                 (69)                 94
Impairment release/(charge)
and other credit provisions         (1)                 (3)                  2
                                --------            --------            --------
Net income/(loss)                   24                 (72)                 96
                                --------            --------            --------
Operating expenses excluding
amortisation of intangible
assets                            (343)               (208)               (135)
Amortisation of intangible
assets                              (4)                 (3)                 (1)
                                --------            --------            --------
Operating expenses                (347)               (211)               (136)
                                --------            --------            --------
Loss before tax                   (323)               (283)                (40)
                                --------            --------            --------

Staff numbers                                          900                 900

Total assets                                      GBP9.3bn           GBP12.4bn
Risk weighted assets                              GBP4.0bn            GBP5.6bn



Restated business margins

Margin
                                      Full-year      Half-year      Full-year
                                       31.12.05       30.06.05       31.12.04
                                              %              %              %

UK Retail Banking assets                   0.92           0.83           0.78
UK Retail Banking liabilities              1.99           2.01           2.14
UK Business Banking assets                 1.87           1.87           1.56
UK Business Banking liabilities            1.46           1.54           1.58
Wealth Management assets                   0.99           0.98           0.97
Wealth Management liabilities              1.04           1.06           1.07
Barclaycard assets                         6.59           6.48           6.84
                                          -------        -------        -------
Barclaycard assets - cards                 7.96           7.56           7.34
Barclaycard assets - loans                 4.96           5.15           6.27
                                          -------        -------        -------
International Retail and Commercial
Banking assets-ex Absa                     1.51           1.42           1.75
International Retail and Commercial
Banking liabilities-ex Absa                1.49           1.54           1.43
International Retail and Commercial
Banking assets-Absa1                       1.97              -              -
International Retail and Commercial
Banking liabilities-Absa1                  1.89              -              -


Average balances
                                             Full-year   Half-year   Full-year
                                              31.12.05    30.06.05    31.12.04
                                                  GBPm        GBPm        GBPm

UK Retail Banking assets                        66,165      66,511      65,539
UK Retail Banking liabilities                   73,473      72,072      69,653
UK Business Banking assets                      43,985      42,059      36,764
UK Business Banking liabilities                 40,545      39,234      37,442
Wealth Management assets                         4,395       4,229       3,580
Wealth Management liabilities                   23,430      22,603      21,141
Barclaycard assets                              24,246      23,759      21,609
                                                 -------     -------     -------
Barclaycard assets - cards                      13,180      13,126      11,560
Barclaycard assets - loans                      11,066      10,633      10,049
                                                 -------     -------     -------
International Retail and Commercial
Banking assets-ex Absa                          22,889      22,327      17,884
International Retail and Commercial
Banking liabilities-ex Absa                      9,540       9,633       8,987
International Retail and Commercial
Banking assets-Absa1                            24,134           -           -
International Retail and Commercial
Banking liabilities-Absa1                       16,791           -           -

Business assets total average balance          185,814     158,885     145,376
Business liabilities total average balance     163,779     143,542     137,223


1 This reflects the five month post acquisition period on an annualised basis.


Restated business net interest income
                                            Full-year   Half-year   Full-year
                                             31.12.05    30.06.05    31.12.04
                                                 GBPm        GBPm        GBPm

UK Retail Banking assets                          609         273         510
UK Retail Banking liabilities                   1,462         718       1,493
UK Business Banking assets                        823         390         574
UK Business Banking liabilities                   592         300         590
Wealth Management assets                           43          21          35
Wealth Management liabilities                     244         120         227
Barclaycard assets                              1,598         770       1,478
                                                -------     -------     -------
Barclaycard assets - cards                      1,049         496         848
Barclaycard assets - loans                        549         274         630
                                                -------     -------     -------
International Retail and Commercial
Banking assets-ex Absa                            345         159         314
International Retail and Commercial
Banking liabilities-ex Absa                       142          74         128
International Retail and Commercial
Banking assets-Absa1                              206           -           -
International Retail and Commercial
Banking liabilities-Absa1                         138           -           -

Business assets total net interest income       3,624       1,613       2,911
Business liabilities total net interest
income                                          2,578       1,212       2,438
                                                -------     -------     -------
Business net interest income                    6,202       2,825       5,349
                                                -------     -------     -------



Restated reconciliation of business net interest income to Group net interest income

                                   Full-year        Half-year        Full-year
                                    31.12.05         30.06.05         31.12.04
                                        GBPm             GBPm             GBPm

Business net interest income           6,202            2,825            5,349
Other:
- Barclays Capital                     1,065              525            1,068
- Barclays Global Investors               15                6                5
- Other                                  793              344              411
                                       -------          -------          -------
Group net interest income              8,075            3,700            6,833
                                       -------          -------          -------


Business net interest income is derived from the interest rate earned on average assets or paid on average liabilities relative to the average Bank of England base rate, local equivalents for international businesses or the rate managed by the bank using derivatives. The margin is expressed as annualised business interest income over the relevant average balance. Asset and liability margins cannot be added together as they are relative to the average Bank of England base rate, local equivalent for international businesses or the rate managed by the bank using derivatives.

Average balances are calculated on daily averages for most UK banking operations and monthly averages elsewhere.

Within the reconciliation of Group net interest income, there is an amount captured as Other. This relates to: benefit of capital, including the restatement of Reserve Capital Instruments and other capital instruments; Head office functions and other operations; net funding on non customer assets and liabilities; and Wealth Management - closed life assurance activities.


1 Period from 27th July until 31st December 2005.


Restated Risk Tendency

                                               2005        2005                2004
                                           31.12.05    30.06.05            31.12.04
                                               GBPm        GBPm                GBPm

UK Banking                                      430         400                 360
                                             --------    --------            --------
UK Retail Banking                               180         170                 160
UK Business Banking                             250         230                 200
                                             --------    --------            --------
Barclays Capital                                110          80                  75
Wealth Management                                 5           5                   5
Barclaycard                                   1,100         980                 860
International Retail and Commercial
Banking                                         175          75                  65
                                             --------    --------            --------
International Retail and Commercial
Banking - ex Absa                                75          75                  65
International Retail and Commercial
Banking - Absa                                  100           -                   -
                                             --------    --------            --------
Head office functions and other
operations1                                      25          35                  30
                                             --------    --------            --------
Risk Tendency                                 1,845       1,575               1,395
                                             --------    --------            --------



1 Comprises businesses in transition.



Restated total assets
                                             31.12.05    30.06.05            31.12.04
                                                 GBPm        GBPm                GBPm

UK Banking                                    130,304     129,093             114,934
                                               --------    --------            --------
UK Retail Banking                              70,389      71,476              72,768
UK Business Banking                            59,915      57,617              42,166
                                               --------    --------            --------
Barclays Capital                              601,193     573,131             353,246
Barclays Global Investors                      80,900      68,877                 968
Wealth Management                               6,094       5,843               5,616
Wealth Management - closed life assurance
activities                                      7,276       6,653               6,425
Barclaycard                                    25,771      24,166              23,367
International Retail and Commercial
Banking                                        63,556      29,985              28,505
                                               --------    --------            --------
International Retail and Commercial
Banking - ex Absa                              34,195      29,985              28,505
International Retail and Commercial
Banking - Absa                                 29,361           -                   -
                                               --------    --------            --------
Head office functions and other operations      9,263      12,375               5,120
                                               --------    --------            --------
Total assets                                  924,357     850,123             538,181
                                               --------    --------            --------


Restated risk weighted assets
                                              31.12.05    30.06.05    31.12.04
                                                  GBPm        GBPm        GBPm

UK Banking                                      79,929      83,554      80,467
                                                --------    --------    --------
UK Retail Banking                               32,803      37,129      38,230
UK Business Banking                             47,126      46,425      42,237
                                                --------    --------    --------
Barclays Capital                               116,677     107,201      90,078
Barclays Global Investors                        1,456       1,408       1,230
Wealth Management                                4,061       4,457       4,018
Wealth Management - closed life assurance
activities                                           -           -           -
Barclaycard                                     21,752      21,335      20,188
International Retail and Commercial Banking     41,228      18,900      19,319
                                                --------    --------    --------
International Retail and Commercial Banking
- ex Absa                                       20,394      18,900      19,319
International Retail and Commercial Banking
- Absa                                          20,834           -           -
                                                --------    --------    --------
Head office functions and other operations       4,045       5,551       3,301
                                                --------    --------    --------
Risk weighted assets                           269,148     242,406     218,601
                                                --------    --------    --------

Restated economic capital demand1


                                              31.12.05    30.06.05    31.12.04
                                                  GBPm        GBPm        GBPm

UK Banking                                       4,950       4,800       4,350
                                                --------    --------    --------
UK Retail Banking                                2,350       2,300       2,250
UK Business Banking                              2,600       2,500       2,100
                                                --------    --------    --------
Barclays Capital2                                2,900       2,700       2,350
Barclays Global Investors                          150         150         150
Wealth Management                                  400         400         300
Wealth Management - closed life assurance
activities                                          50          50         100
Barclaycard                                      2,800       2,650       2,450
International Retail and Commercial Banking      1,450       1,100       1,000
                                                --------    --------    --------
International Retail and Commercial Banking
- ex Absa                                        1,150       1,100       1,000
International Retail and Commercial Banking
- Absa2                                            300           -           -
                                                --------    --------    --------
Head office functions and other operations3        300         250         250
                                                --------    --------    --------
Business unit economic capital                  13,000      12,100      10,950
Capital held at Group centre4                    1,050       1,600       1,400
                                                --------    --------    --------
Economic capital requirement (excluding
goodwill)                                       14,050      13,700      12,350
Average historic goodwill and intangible
assets5                                          6,450       5,800       5,600
                                                --------    --------    --------
Total economic capital requirement6             20,500      19,500      17,950
                                                --------    --------    --------


1 Year-end economic capital is calculated using a five point average over the year. For the half-year a three point average is used.

2 Average economic capital demand for Absa relates to 5 months of 2005. As at 31st December 2005 the capital demand amounted to GBP950m.

3 Includes businesses in transition and capital for Head office and central support functions.

4 The Group's practice is to maintain an appropriate level of excess capital, held at Group centre, which is not allocated to business units. This variance arises as a result of capital management timing and includes capital held to cover pension contribution risk.

5 Average goodwill relates to purchased goodwill and intangible assets from business acquisitions. Absa goodwill is included for 5 months of 2005. As at 31st December 2005 Absa goodwill and intangibles amounted to GBP1.8bn and total goodwill and intangibles was GBP7.9bn.

6 Total period-end economic capital requirement as at 31st December 2005 stood at GBP21,850m (30th June 2005: GBP20,750m; 31st December 2004: GBP18,700m).



Restated economic profit generated by        Full-year   Half-year   Full-year
business                                      31.12.05    30.06.05    31.12.04
                                                  GBPm        GBPm        GBPm

UK Banking                                       1,130         553       1,086
                                                --------    --------    --------
UK Retail Banking                                  586         270         508
UK Business Banking                                544         283         578
                                                --------    --------    --------
Barclays Capital                                   706         383         587
Barclays Global Investors                          299         129         195
Wealth Management                                  109          49          70
Wealth Management - closed life assurance
activities                                          (7)         (8)        (77)
Barclaycard                                        183         115         350
International Retail and Commercial
Banking                                            229          70         111
                                                --------    --------    --------
International Retail and Commercial
Banking - ex Absa                                  115          70         111
International Retail and Commercial
Banking - Absa1                                    114           -           -
                                                --------    --------    --------
Head office functions and other operations        (364)        (17)       (140)
                                                --------    --------    --------
                                                 2,285       1,274       2,182
Historic goodwill                                 (615)       (275)       (533)
Variance to average shareholders' funds
(excluding minority interest)                       82           5         (81)
                                                --------    --------    --------
Economic profit                                  1,752       1,004       1,568
                                                --------    --------    --------

1 Period from 17th July to 31st December 2005.


Restated staff numbers
                                              31.12.05    30.06.05    31.12.04

UK Banking                                      39,800      40,600      41,700
                                                --------    --------    --------
UK Retail Banking                               32,000      33,000      34,500
UK Business Banking                              7,800       7,600       7,200
                                                --------    --------    --------
Barclays Capital                                 9,900       8,400       7,900
Barclays Global Investors                        2,300       2,100       1,900
Wealth Management                                7,200       7,200       7,200
Barclaycard                                      7,800       7,200       6,700
International Retail and Commercial Banking     45,400      12,400      12,100
                                                --------    --------    --------
International Retail and Commercial Banking
- ex Absa                                       12,700      12,400      12,100
International Retail and Commercial Banking
- Absa                                          32,700           -           -
                                                --------    --------    --------
Head office functions and other operations         900         900         900
                                                --------    --------    --------
Total Group permanent and fixed term
contract staff worldwide                       113,300      78,800      78,400
                                                --------    --------    --------
Agency staff worldwide                           7,000       4,300       4,300
                                                --------    --------    --------
Total including agency staff                   120,300      83,100      82,700
                                                --------    --------    --------




                                    - ENDS -